Anthem and Cigna:
Combination Creates Premier
Health Services Company

Filed by Anthem, Inc.
(Commission File No. 001-16751) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company: Cigna Corporation
Commission File No. 001-08323

Safe Harbor Statement (1 of 2)
Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995:
This document, and oral statements made with respect to information contained in this communication,  contain certain forward-
looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and
Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities
Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as
“expect(s),”
“feel(s),”
“believe(s),”
“will,”
“may,”
“anticipate(s),”
“intend,”
“estimate,”
“project”
and
similar
expressions
(including
the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks
and
uncertainties,
many
of
which
are
difficult
to
predict
and
generally
beyond
Anthem’s
and
Cigna’s
control,
that
could
cause
actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings
with
the
U.S.
Securities
and
Exchange
Commission
(the
“SEC”);
those
relating
to
the
proposed
transaction,
as
detailed
from
time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable
Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates;
our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could
negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries;…

Safe Harbor Statement (2 of 2)
Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995 Continued:
…our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow
and
earnings
and
other
considerations;
non-
compliance
by
any
party
with
the
Express
Scripts,
Inc.
pharmacy
benefit
management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February
2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of
capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns.
Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction,
(v)
the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but
not
limited
to,
due
to
the
failure
to
satisfy
the
closing
conditions,
including
the
receipt
of
required
regulatory
approvals
and
the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-
looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information.
Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.

Non-GAAP Measures
Non-GAAP Measures:
This presentation includes certain non-GAAP financial measures. These non-GAAP measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with GAAP. This data should be read in conjunction with previously published company reports on Forms 10-K, 10-Q and 8-K. We refer you to the
Appendix of these presentation materials for reconciliations to the most directly comparable GAAP financial measures and related information.

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of
1933, as amended, and otherwise in accordance with applicable law.
The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and
Cigna's shareholders and stockholders (as applicable) for their consideration.  In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will
mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND
OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or
Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the
SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s
Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.
Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about
Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive
proxy
statement
filed
with
the
SEC
on
April
1,
2015.
You
can
find
information
about
Cigna’s
executive
officers
and
directors
in
Cigna’s
annual
report
on
Form
10-K
for
the
year
ended
December
31,
2014
and
its
definitive
proxy
statement
filed
with
the
SEC
on
March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus
when
it
is
filed
with
the
SEC.
You
may
obtain
free
copies
of
these
documents
using
the
sources
indicated
above.
Important Information for Investors and
Shareholders

Participants

Joseph Swedish
Anthem President and Chief Executive Officer
David Cordani
Cigna President and Chief Executive Officer
Wayne DeVeydt
Anthem EVP and Chief Financial Officer
Doug Simpson
Anthem VP Investor Relations

Consideration*

Premium

Ownership

Financing

Approvals

7

Transaction Summary

* Calculated as of Anthem’s and Cigna’s closing stock price on May 28, 2015; stock consideration based on a fixed exchange ratio of 0.5152x
•
$188.00 per share in the form of ~55% funded through cash and
~45% funded through Anthem stock
•
38.4%
premium to Cigna’s unaffected stock price*
•
Anthem shareholders to own ~67%
and
Cigna shareholders to own ~33%
of the combined company
•
Cash portion financed through cash on hand
and new debt
issuance; equity portion through issuance of Anthem shares to
Cigna shareholders
•
Pro forma debt-to-cap approximately 49%
at closing projected to
decline to low 40% two years post-close
•
Committed to retaining investment grade debt ratings
•
Shareholder vote
required for both companies
•
Regulatory approvals
including Hart-Scott-Rodino, state
departments of insurance and other regulators
•
Anticipated closing in the second half of 2016

Expanded Footprint Enhances
Ability to Compete

Source: Company Filings.
Note: Medical membership data as of 1Q 2015. Revenue projection based on the most recent 2015 outlook publicly reported by both companies.
+
38.5M
Members
53.2M
Members
Combined Company Generates Over $115 Billion in Annual Revenue
Combined Company Generates Over $115 Billion in Annual Revenue
Leading Position
•
Commercial Risk
•
Commercial ASO
•
Government
•
Individual
•
Specialty
•
International
Leading Position
•
Commercial Risk
•
Commercial ASO
•
Government
•
Individual
•
Specialty
•
International
Commercial-
Risk
15%
ASO
66%
Medicare
4%
Medicaid
11%
FGS
3%
International
1%
Commercial-
Risk
17%
ASO
61%
Medicare
4%
Medicaid
14%
FGS
4%

Innovative Solutions Driving
Affordability & Choice
•
Leadership position in advancing provider
collaboration and new payment models
•
Proven health and wellness programs
•
Local focus advancing affordability
•
Technology centric investments across
industry’s largest base of membership
•
Enhanced administrative efficiency
•
Comprehensive product and funding offerings
•
Serving employer-sponsored, individual, state
and federal government and international
customers
•
Breadth of served segments addresses
evolving needs of consumers over their
lifetime
•
Diverse value based specialty products
Affordability
Choice

Combination of Complementary Businesses
•
Most recognizable brand
•
Local focus
•
A leading Commercial franchise
•
Strong Public Exchange execution
•
A leading and growing Medicaid
franchise
•
A leading Medicare Supplement
and improving Medicare
Advantage business
•
Well-positioned for Dual Eligible
opportunity
Anthem
•
Strong Commercial player with
broad geographic coverage
•
Middle Market ASO/Stop Loss
solutions
•
A leading Specialty capability
(Behavioral Health, Dental,
Pharmacy, Disability & Life)
•
Proven wellness programs
•
Medicare position with leading
physician-engagement model
•
Differentiated International
businesses
Diversified and Complementary Platforms

Cigna

Three Pillars to Benefit Combined Entity Provider Collaboration 11 Managing Total Cost of Care Consumer Centricity Data and Insights Talent Affordability Quality Choice/ Personalization

CareMore
It's what we do.
Anthem
Vivity
Cigna HealthSpring
Cigna
QualCare
AlegisCare

Affordability Driven By Provider
Collaboration and Connected Care

CUSTOMER
Provider
Collaboration
Enhanced Personal
Health Care Program
Realized Outcomes
Select Models
Fewer acute inpatient
admissions
Decrease in outpatient
surgery costs
Fewer inpatient days per
1,000
Reduction in admission of
high risk patients
Reduction in ER visit costs
Decrease in ER utilization
PROVIDER
Both companies are aligned in their goals to
drive better health, choice and long-term affordability

Total Cost of Care Advantage

Demonstrated ability to drive
medical cost savings for the
nation's leading companies
Company A
•
150,000+ members
•
6%+ in Year 1 savings
Company B
•
200,000+ members
•
15%+ in Year 1 savings
Discounts alone do not capture the full value
Healthy
Healthy at Risk
Chronic
Acute
Broad and Proven Health, Wellness &
Engagement Capabilities Serving:

Consumer-centric Approach Caters to
Member Needs

1
2
Choice &
Control
Ease &
Affordability
Feeling confident you are covered
and will be taken care of in the
event of a health issue
Understanding your costs and
coverage so there aren’t any
negative surprises when you need
to use your benefits
Minimal interaction with your
insurer, except when you have a
question or an issue arises –
then
high engagement through
personalized, effortless service
is demanded
Extensive research has identified the primary drivers of great consumer experiences
Confidence
in coverage
Clarity
in coverage
Ease
of getting help
Health &
Wellness Focus
3
Keys to a successful retail-oriented approach
Leading Data
Analytics
4

Compelling Financial Rationale

Synergies
•
Confidence in ability to
capture run-rate synergies
approaching $2 billion
pre-tax within two years
post-close
•
Expected PBM synergies
have not been included in
assumptions
Balance sheet
•
Committed to retaining
investment grade debt
ratings
•
Pro forma debt to cap of
approximately 49% at closing
with intent to decline to low
40% two years post-close
•
Expect to maintain our
dividend
•
Will maintain flexibility with
regards to share repurchases
Adjusted EPS
•
Approaching 10%
accretion to Adjusted
Earnings per Share in first
year post-close
•
Accretion  more than
doubles in year two
* Transaction expected to close in the second half of 2016; 2018 estimate assumes transaction close on 12/31/2016
$17.00+ Adjusted Earnings per Share in 2018*

Identifiable and Achievable Synergies
•
Administrative structure
•
Operational efficiencies
•
Network efficiencies and medical management
•
Cross leverage best in class capabilities
•
Leverage Cigna Specialty capabilities across Anthem
•
Unique capabilities to serve growing Dual Eligible
population
•
Potential PBM synergies have not been included
One-time implementation costs estimated to be ~$600 million spread over two years
Precedent transactions comfortably affirm
a synergy level approaching $2 billion
Confidence in
ability to achieve
annual synergies
approaching
$2 billion

Value Creation for Both Sets of Shareholders
+
Adjusted Earnings per Share
Greater than
+
+
•
* 2015 Adjusted EPS guidance excludes greater than $0.25 per share of net unfavorable items. See appendix for the GAAP reconciliation table.
•
** Transaction expected to close in the second half of 2016; 2018 estimate assumes transaction close on 12/31/2016
•
Strong growth from
Medicaid, Individual /
Exchange, Medicare
Advantage, Dual Eligible,
and Specialty
•
Confidence in ability to
achieve annual run-rate
synergies approaching
$2 billion by year 2
+
$17.00+ Adjusted Earnings per Share in 2018**

$10.00
$14.00
$3.00
$17.00
2015*
2018

A Clearly Defined Financing Plan
($ in billions)
Available cash
$6
Term loans and public debt
$22
Equity issued to
Cigna shareholders
$21
Total
$49
Financing considerations
Anticipated financing sources
•
Received committed financing for
the transaction
•
Permanent financing anticipated to
include combination of term loans,
public debt and equity portion of
the merger consideration issued to
Cigna shareholders
•
Debt-to-cap at close will be
approximately 49%
•
Committed to de-levering and
project to decline to low 40% debt-
to-cap two years post-close
•
Committed to retaining investment
grade debt ratings

Continues Anthem's and Cigna's Strong
Track Records of Value Creation
Source: FactSet
data as of unaffected date of 5/28/15
Note: Share price performance over two years prior to unaffected date of 5/28/15

Anthem and Cigna Management teams have delivered on their promises
•
Both Management teams have an established track record of execution in this dynamic environment
•
Industry leading execution in several end markets
•
Anthem
109%
Cigna
97%
75%
100%
125%
150%
175%
200%
225%
250%
05/13
09/13
01/14
05/14
09/14
01/15
05/15
Anthem
Cigna
Successfully integrated and continue to outperform with Amerigroup and HealthSpring platform acquisitions

Compelling Transaction for
Cigna Shareholders
Unaffected Price on 5/28/15: $135.87
Acquisition Price: $188.00*
10-day Trading Average as of 5/28/15: $133.82
Median WS Target Price on 5/28/15: $145.00
38.4%
Premium
40.5%
Premium
Source: Bloomberg
•
Cigna shareholders to participate in significant upside of combined company
•
Approaching $2 billion of annual run-rate synergies + potential upside from PBM optionality
•
Anthem’s industry leading capital deployment track record
Will participate in the significantly enhanced
value of the combined company

* Calculated as of Anthem’s closing stock price on May 28, 2015
$80
$100
$120
$140
$160
05/14
07/14
09/14
10/14
12/14
02/15
03/15
05/15
Cigna
29.7%
Premium

Consideration Mix
and Value Creation
Given stock component,
Cigna shareholders
will share in
the synergy value
Total consideration
Cash consideration
Stock consideration
$188.00 per share*
$103.40
per share
$84.60
per share*
* Calculated as of Anthem’s closing stock price on May 28, 2015

Summary

Diverse well positioned global growth platform with over $115 billion in combined annual revenue and 53 million medical members
Enhances ability to advance health care access, affordability and quality for our customers
Meaningful opportunities to improve operational efficiency and lower health care costs
Approaching 10% accretion to Adjusted EPS in year 1; more than doubling in year 2
Anthem and Cigna Boards unanimously support the transaction
Anthem and Cigna are highly confident in the ability to consummate the transaction
Anthem is committed to leading the change in health care
delivery as a trusted partner for consumers

*Estimated based on projections as of 7/24/15.
Full Year 2015
Outlook*
Net income per diluted share
Greater than $9.75
-
net of related tax effects:
Net realized gains on investments
($0.33)
Other-than-temporary impairment losses on investments
$0.08
Loss on extinguishment of debt
$0.00
Amortization of other intangible assets
Greater
than $0.50
Greater than $0.25
Adjusted net income per diluted share
Greater than $10.00
GAAP Reconciliation

We have referenced "Adjusted Net Income Per Diluted Share" (or “Adjusted EPS”), a non-GAAP measure, in this document.  This non-
GAAP measure is intended to aid investors and analysts when comparing our financial results among periods. Management also uses this measure as a basis for evaluating performance, allocating resources, forecasting future operating periods and setting incentive compensation targets.  A reconciliation of this measure to the most directly comparable measure calculated in accordance with GAAP is presented below.  For additional details, refer to our earnings results press releases and SEC filings, including but not limited to our
Annual Report on Form 10-K for the year ended December 31, 2014, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, available at www.antheminc.com.